                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2017/03/31: The Change of Deputy Spokesperson

99.2	Announcement on 2017/04/05: UMC will attend the investor conference on 2017/04/11

99.3	Announcement on 2017/04/05: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of Intangible assets

99.4	Announcement on 2017/04/05: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2017/04/05: To clarify news reported by Economic Daily News on April 5, 2017

99.6	Announcement on 2017/04/05: Represent major subsidiary UMC Group (USA) to announce the change of director

99.7	Announcement on 2017/04/07: To Represent subsidiary Nexpower Technology Corp. to announce that the amount of endorsement/guarantee exceeds the limit, and will adopt rectification plans

99.8	Announcement on 2017/04/19: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2017/04/20: UMC will convene Q1 2017 Investor Conference

99.10	Announcement on 2017/04/26: UMC announced its operating results for the first quarter of 2017

99.11	Announcement on 2017/04/26: The board meeting approved capital budget execution

99.12 Announcement on 2017/04/10: March Revenue

99.13	Announcement on 2017/04/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

The Change of Deputy Spokesperson

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer): acting spokesperson
2. Date of occurrence of the change: 2017/03/31
3. Name, title, and resume of the replaced person: Bowen Huang, Project Director of UMC
4. Name, title, and resume of the replacement: Jinhong Lin, Division Director of UMC
5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment
6. Reason for the change: position adjustment
7. Effective date: 2017/03/31
8. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend the investor conference on 2017/04/11

1. Date of the investor conference: 2017/04/11~2017/04/12
2. Time of the investor conference: 17:00
3. Location of the investor conference: London, UK
4. Brief information disclosed in the investor conference: The Company will attend the “Best of Asia” Conference, held by J.P. Morgan.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2017/01/23.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: Time of the investor conference in London is 10:00 AM.

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of Intangible assets

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Technology Licenses
2. Date of occurrence of the event: 2017/04/05~2017/04/05
3. Volume, unit price, and total monetary amount of the transaction:
Total transaction price: around NT$6,052,000,000 (USD 200 million)
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UNITED MICROELECTRONICS CORPORATION, the Parent Company
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:
The reason for choosing the related party as trading counterpart: Parent Company licenses and transfers Technology to the Subsidiary
The previous owner, price of transfer and date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the contract
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
Reference for the decision on price: According to the contract
The decision-making department: Board of Directors
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Not applicable
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Not applicable
13. Broker and broker’s fee: Not applicable
14. Concrete purpose or use of the acquisition or disposal: To manufacture 12”wafers, offering 28nm technologies, to increase global foundry market share
15. Net worth per share of the underlying securities acquired or disposed of: Not applicable
16. Do the directors have any objection to the present transaction? : No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No
18. Any other matters that need to be specified: The acquisition of intangible assets on the 28nm technology licenses from UMC to its subsidiary, United Semiconductor (Xiamen) Co., Ltd. , has been approved by the Investment Commission of the Ministry of Economic Affairs on Mar. 21,2017 (Ref. No. Jing-Shen-Er-Zi-10600042680). The actual contents will be executed in accord with technology agreement signed by both parties.

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2017/03/09~2017/04/05
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$721,319,148;
Total transaction price: NT$721,319,148
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To clarify news reported by Economic Daily News on April 5, 2017

1. Date of occurrence of the event: 2017/04/05
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: Economic Daily News, A1
6. Content of the report: Fujian Jin Hua Integrated Circuit Co., Ltd. (“Jin Hua”) ceased the pilot run in UMC’s fab.
7. Cause of occurrence: N/A
8. Countermeasures: The company has entered into a technology cooperation agreement with Jin Hua to develop DRAM related technologies. The joint R&D project, which was previously approved by the Investment Commission of Ministry of Economic Affairs, will continue to proceed as planned and is currently in the early stages of setting up an R&D team; the company would like to clarify that the R&D group has not yet delivered any concrete results. For information on the Company’s financial and business information, please refer to MOPS website.
9. Any other matters that need to be specified: None

Exhibit 99.6

Represent major subsidiary UMC Group (USA) to announce the change of director

1. Date of occurrence of the change: 2017/04/05
2. Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor): natural-person director
3. Title, name and resume of the replaced personnel: Peter J. Courture
4. Title, name and resume of the new personnel: N/A
5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment”): resignation
6. Reason for the change: resignation
7. Number of shares held by the new personnel at the time of appointment: N/A
8. Original term (from        to       ): N/A
9. Effective date of the new appointment: N/A
10. Rate of turnover of directors of the same term: N/A
11. Rate of turnover of supervisor of the same term: N/A
12. Rate of turnover of independent director of the same term: N/A
13. Change in one-third or more of directors (“Yes” or “No”): No
14. Any other matters that need to be specified: N/A

Exhibit 99.7

To Represent subsidiary Nexpower Technology Corp. to announce that the amount of endorsement/guarantee exceeds the limit, and will adopt rectification plans

1. Date of occurrence of the event: 2017/04/07
2. Company name: Nexpower Technology Corp.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence: According to Financial Supervisory Commission FSC certificate No.1060009330 that was executed on March 31, 2017, Nexpower Technology Corp.(the company) provided endorsements/guarantees to its subsidiary SocialNex Italia l s.r.l in the amount of NT$ 18,010 thousand and its balance of endorsements/guarantee exceeds the limit stated in the regulations governing endorsements/guarantees. As a result, the company will adopt rectification plans and announce the implementation of these plans quarterly and submit them to the Board of Directors.
6. Countermeasures: The allowable amount of Nexpower Technology Corp.’s endorsements/guarantee to its subsidiary SocialNex Italia l s.r.l was exceeded due to recent loss and change of net worth. The company will strive to increase its net worth through operational improvement, financial planning and revision of the company’s endorsement and guarantee procedure. These rectification plans will be completed and the implementation announced each quarter, with related information provided to the parent company’s Board of Directors and shareholder’s meeting.
7. Any other matters that need to be specified: none

Exhibit 99.8

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/10/31~2017/04/19
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:
Transaction volume: one batch;
Average unit price: NT$617,732,448;
Total transaction price: NT$617,732,448
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd. ; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
Transaction: price negotiation;
The reference basis for the decision on price: market price;
The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason for an appraisal report not been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposal: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

UMC will convene Q1 2017 Investor Conference

1. Date of the investor conference: 2017/04/26
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q1 2017 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.10

UMC announced its operating results for the first quarter of 2017

1. Date of occurrence of the event: 2017/04/26
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence:
UMC Reports First Quarter 2017 Results
Board of Directors propose NT$0.50 per share cash dividend; anticipate flat 2Q17 outlook
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2017.
First quarter consolidated revenue was NT$37.42 billion, down from NT$38.31 billion in 4Q16 and up 8.8% YoY from NT$34.40 billion in 1Q16. 1Q17 consolidated gross margin was 19.9%. Net income attributable to the stockholders of the parent was NT$2.29 billion, with earnings per ordinary share of NT$0.19.
Mr. Po-Wen Yen, CEO of UMC, said, “In the first quarter of 2017, UMC’s revenue from foundry operations was NT$37.35 billion. Robust chip demand lifted overall capacity utilization to 96%, bringing wafer shipments to 1.68 million 8-inch equivalent wafers. Gross margin was 20.1%. During the quarter, the utilization rates in 8” fabs as well as 12” advanced nodes approached near full capacity, driven by the strength in consumer and communication segments. Recently, Taiwan’s government authorities approved UMC’s application to license 28nm technology to our subsidiary company, United Semiconductor in Xiamen. This licensing approval will help Fab 12X to ramp its manufacturing scale, expand its process technology offerings and complements UMC’s overall growth strategy. The production ramp of Fab 12X will also help our customers diversify their foundry manufacturing and enhance UMC’s exposure to the Chinese semiconductor supply chain.”
CEO Yen continued, “Looking into the second quarter, despite recent headwinds in foreign exchange markets, we anticipate a relatively flat outlook for 2Q17. Furthermore, current forecasts reflect a pick-up in mature 12” wafer business due to higher demand from wireless, internet of things (IoT) and consumer electronics. However, the increased demand in legacy 300mm wafer shipments will be offset by a decline in 28nm business. In terms of advanced nodes, we started shipping 14nm wafers to customers in the first quarter of 2017. As we transition from 28nm to 14nm manufacturing, we expect our 14nm shipments to sequentially increase in 2Q17. With our manufacturing technologies making steady progress, we continue to strike a balance between maintaining disciplined CAPEX planning while ensuring the interests of our shareholders. As a result, our board of directors has proposed a cash dividend distribution of approximately NT$0.50 per share, which will be subject to shareholders’ approval during UMC’s Annual General Meeting on June 8, 2017.”
Second Quarter of 2017 Outlook & Guidance:
Wafer Shipments: To remain flat
ASP in USD: To remain flat
Profitability: Gross profit margin will be in the mid-teens % range
Foundry Segment Capacity Utilization: Low 90% range
2017 CAPEX for Foundry Segment: US$2.0 billion
6. Countermeasures: N/A
7. Any other matters that need to be specified: N/A

Exhibit 99.11

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2017/04/26
2. Content of the investment plan: capital budget execution
3. Anticipated monetary amount of the investment: NTD 3,933 million
4. Anticipated date of the investment: by capital budget plan
5. Source of funds: working capital
6. Concrete purpose/objective: capacity deployment
7. Any other matters that need to be specified: none

Exhibit 99.12

United Microelectronics Corporation
April 10, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
March	Net sales	12,751,189	12,919,174	-167,985	-1.30%
Year-to-Date	Net sales	37,417,950	34,404,079	3,013,871	8.76%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	3,994,320	4,039,200	21,657,990
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of March 31, 2017 was US$0 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	43,315,979
UMC (Note2)	9,380,600	9,486,000	43,315,979
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,812,760	0
Fair Value	74,192	0
Net Profit from Fair Value	134,503	0
Written-off Trading Contracts	11,504,936	0
Realized profit (loss)	229,249	0

Exhibit 99.13

United Microelectronics Corporation
For the month of March, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 28, 2017	Number of shares as of March 31, 2017	Changes

—	—	—	—	—
—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 28, 2017	Number of shares as of March 31, 2017	Changes

—	—	—	—	—
—